Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel     : +91 40 4900 2900

Fax    : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

March 22, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

This is to inform you that the audit of Research and Development facility of Aurigene Discovery Technologies Limited, a wholly owned subsidiary, situated at Miyapur, Hyderabad by the US FDA, has been completed on March 21, 2019. No FDA 483 was issued at the end of inspection.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)